FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

_____________

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of FEBRUARY, 2005

OROMIN EXPLORATIONS LTD. (File #0-30614)

(Translation of registrant's name into English)

Suite 2000, 1055 West Hastings St., Vancouver, B.C. Canada, V6E 2E9

(Address of principal executive offices)

Attachments:

1.

Oromin Explorations Ltd. News Release, Dated February 2, 2005,

2.

Oromin Explorations Ltd. News Release, Dated February 17, 2005.

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

  Form 20-F    X     Form 40-F __________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

OROMIN EXPLORATIONS LTD.

(Registrant)

Date: March 3, 2005

By:

“James G. Stewart”

 James G. Stewart

Its:

       Secretary

(Title)

March 3, 2005

SECURITIES AND EXCHANGE COMMISSION

VIA EDGAR

Judiciary Plaza Office Building

450 Fifth Street, N.W.

Washington, D.C.   20549

Dear Sir or Madam:

RE:

Oromin Explorations Ltd. - (File #0-30614)

Form 6-K

On behalf of Oromin Explorations Ltd., a corporation under the laws of British Columbia, Canada, we enclose for filing, one (1) copy of Form 6-K, including exhibits.

If you have any questions, please contact the undersigned at your convenience.

Very truly yours,

OROMIN EXPLORATIONS LTD.

“James G. Stewart”

per:

James G. Stewart

Secretary

Enclosures

cc:

Standard & Poor's Corporation (w. 3 copies)

Miller Thomson, Attn:  Mr. Rupert Legge

OROMIN

  Suite 2000, Guinness Tower, 1055 West Hastings Street, Vancouver, B.C.  Canada V6E 2E9

EXPLORATIONS LTD.

      Tel: (604) 331-8772   *  Fax: (604) 331-8773

February 2, 2005

Trading Symbols:  TSX Venture – OLE

Web Site:  www.oromin.com

NEWS RELEASE

Oromin Explorations Ltd. (“Oromin”) is pleased to report that it has arranged a series of loans to generate proceeds of $625,000 to fund its acquisition of the Sabodala gold property in Sénégal.  The loans bear interest at the rate of 18% per annum and are convertible at the option of the lenders into units of Oromin at a price of $0.45 per unit, each unit being comprised of one share and one share purchase warrant entitling the purchase of an additional share of Oromin at a price of $0.45 per share for a period of two years following the date of conversion of the loan.  Subject to regulatory approval, Oromin has agreed to issue a total of 370,370 bonus shares at a price of $0.3375 per share to the lenders.

On behalf of the Board of Directors of

OROMIN EXPLORATIONS LTD.

Signed “Chet Idziszek”

Chet Idziszek, President

NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED THE INFORMATION CONTAINED HEREIN

OROMIN

  Suite 2000, Guinness Tower, 1055 West Hastings Street, Vancouver, B.C.  Canada V6E 2E9

EXPLORATIONS LTD.

      Tel: (604) 331-8772   *  Fax: (604) 331-8773

February 17, 2005

Trading Symbols:  TSX Venture – OLE

Web Site:  www.oromin.com

FORMAL SIGNING OF SABODALA MINING CONVENTION

Oromin Explorations Ltd. (TSX-V:OLE) is pleased to report that the Mining Convention governing the exploration concession for the Sabodala Property was signed by His Excellency, Madické Niang, the Minister of Energy and Mines of the Republic of Sénégal and Oromin’s President, Chet Idziszek, representing the Oromin Joint Venture Group at a formal signing ceremony in Dakar, Sénégal, on February 17, 2005.

Oromin will begin exploration at Sabodala as soon as possible.  Oromin’s initial phase of exploration, including ground and airborne geophysics, geochemistry surveys and approximately 4,000 metres of drilling, beginning with the Golouma and Kobokoto prospects and the extension of the Sabodala South deposit, is expected to begin by April 15, 2005 at the latest.

To find out more about Oromin Explorations Ltd. (TSX-V:OLE), visit our website at www.oromin.com.

On behalf of the Board of Directors of

OROMIN EXPLORATIONS LTD.

“Chet Idziszek”

Chet Idziszek, President

NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED THE INFORMATION CONTAINED HEREIN